DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com Jonathan Klein jonathan.klein@dlapiper.com T 212.335.4902 F 212.884.8502

January 10, 2012

VIA EDGAR AND COURIER

United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549-6010
Attention:     Pamela A. Long

Re:	China Dredging Group Co., Ltd.
Registration Statement on Form F-l
Filed December 7, 2011
File No. 333-178362

Dear Ms. Long:

On behalf of China Dredging Group Co., Ltd. (together with its subsidiaries, the “Company”), this letter responds to the comments you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in your letter to Toby Li dated January 3, 2012.  The comments relate to the Company’s Registration Statement on Form F-1 filed on December 7, 2011 (the “Form F-1”).  The Company is filing via EDGAR under separate cover Amendment No. 1 to the Registration Statement on Form F-1 (the “Amended F-1”) in response to the Staff’s comments.  Please note that the Amended F-1 also includes other updates to the Company’s disclosures and internal conforming changes.  For your convenience, the paragraphs in italics below restate the numbered paragraph in the Staff’s comment letter.  The discussion below such paragraph is the Company’s response to the Staff’s comment.

General

1.	The Company Data section in EDGAR indicates that your Current Fiscal Year End is 0930, rather than 1231. Please revise or advise.

Company Response:  In response to the Staff’s comment, the Company has updated the Company Data section in EDGAR to reflect its current December 31 fiscal year end.

Prospectus cover page

2.
Please state the fixed price at which selling shareholders will sell their shares until there is a market for the ADSs, and specify that the market will be a public market.  Please make a similar revision on page 105 under “Plan of Distribution”.

Company Response:  In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the prospectus and page 105 of the Amended F-1.

The Offering

Terms of the offering by selling shareholders, page 3

3.
Please state that notwithstanding that the selling shareholders will determine when and how they will sell the ADSs, they will sell at an identified, fixed price, until such time as there is a public market for the ADSs.

Company Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 3 of the Amended F-1.

Selected Historical Financial Data, page 23

4.
Please revise your selected historical financial information and your columnar presentations within MD&A so that they read consistently from left to right in the same chronological order as your historical financial statements.  Similarly revise your future Forms 20-F.  Refer to SAB Topic 11:E.

Company Response:  In response to the Staff’s comment, the Company has revised the columnar presentations, such that they read consistently from left to right in the same chronological order as its historical financial statements, under the headings “Selected Historical Financial Data,” starting on page 23 of the Amended F-1, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” starting on page 25 of the Amended F-1.  As to the Company’s future Forms 20-F, the Company acknowledges the comment and will ensure that columnar presentations in such filings are similarly presented.

Critical Accounting Policies and Estimates, page 29

Escrow Shares, Embedded Derivative and Preferred Share Discount, page 31
(s) Escrow Shares, Embedded Derivative and Preferred Share Discount, page F-57
(q) Escrow Shares and Preferred Share Discount, page F-88

5.
On pages 33, F-59 and F-91, you disclose that the embedded derivative and the obligation under the Make-Good Escrow are the only instruments held by you that are carried at fair value estimated using level 3 inputs.  However, your table that shows the changes in the carrying value of the level 3 instruments appears to only include the changes in your derivative liability.  The table does not include the contingent liability for a variable number of shares.  Please advise or revise your disclosure accordingly.

Company Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 33, F-59, and F-91 of the Amended F-1.

Summary Compensation Table for the Fiscal Year Ended December 31, 2010, page 76

6.	Please update this table to include compensation information for the years ended December 31, 2011, as well as December 31, 2010.

Company Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 76 of the Amended F-1.

Exhibits

7.
We note that you have yet to file several exhibits to the registration statement, including several opinions of counsel regarding the validity of the shares, taxes and matters relating to Chinese law, as well as several other items.  Please note that we will need time to review these exhibits prior to effectiveness of your registration statement, and may have comments on them and your related disclosures.

Company Response:  In response to the Staff’s comment, the Company has filed several new exhibits to the Amended F-1, including forms of legal opinions of the Company’s U.S., BVI, and PRC counsel.  The Company acknowledges that the Staff needs time to review these exhibits and may have comments on them and on related disclosures.

Exhibit 23.1

8.
Your independent registered public accounting firm references its report dated June 24, 2011.  However, it appears that the report is dated June 24, 2011 except for Notes 21 and 22 as to which the date is December 7, 2011.  Please make arrangements with your independent registered public accounting firm to have them refer to the dual dated audit opinion similar to its report dated October 6, 2010, except for Note 20 as to which the date is May 18, 2011.

Company Response:  In response to the Staff’s comment, the Company’s independent registered public accounting firm has revised its consent in Exhibit 23.1 to the Amended F-1 to refer to the dual-dated audit report.

*           *           *

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form F-1 and that Staff comments, or changes to disclosure in response to Staff comments, do not foreclose the SEC from taking any action with respect to such filings.  The Company further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

(a) If you have any questions regarding the Amended F-1 or the Company’s other filings, please contact my colleague Andrew Ledbetter at 206.839.4845 or andrew.ledbetter@dlapiper.com, or the undersigned at 212.335.4902.

Sincerely,

/s/ Jonathan Klein

Jonathan Klein

cc:	Ernest Greene (SEC)
Rufus Decker (SEC)
Xinrong Zhuo (China Dredging Group Co., Ltd.)